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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                           --------------------------

                              TRAVELOCITY.COM INC.
                       (Name of Subject Company (Issuer))

                         ------------------------------

                         TRAVELOCITY HOLDINGS SUB INC.
                           SABRE HOLDINGS CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                   893953109

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                               JAMES F. BRASHEAR
                              CORPORATE SECRETARY
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000

      (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)

                         ------------------------------

                                   COPIES TO:
                            CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200

                           --------------------------

                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
                  $490,944,860(1)                                        $45,166.93(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., at a purchase price of $28.00 per Share, net to the seller in cash. Such number of Shares is based on the latest information received from Travelocity and assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to 2,515,904 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
    No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $45,166.93                Filing Party:  Sabre Holdings Corporation
                                                                    Travelocity Holdings Sub Inc.
Form or Registration No.:  Schedule TO-T and         Date Filed:    March 5, 2002  ($37,101.40)
                           Schedule TO-T/A                          March 18, 2002 ($ 8,065.53)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

        /X/ third-party tender offer subject to Rule 14d-1

        / / issuer tender offer subject to Rule 13e-4

        /X/ going-private transaction subject to Rule 13e-3

        / / amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on March 5, 2002, as amended and supplemented by Amendment No. 1 filed with the SEC on March 18, 2002 and Amendment No. 2 filed with the SEC on March 21, 2002 (the "Schedule TO"), by Sabre Holdings Corporation, a Delaware corporation ("Sabre"), and Travelocity Holdings
Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sabre ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., a Delaware corporation ("Travelocity"), at $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2002, as amended and supplemented by the Supplement thereto dated March 18, 2002 (the "Offer to Purchase"), and in the related revised Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Item 13. Financial Statements.

    Section 7, "The Amended Offer--Certain Information Concerning
Travelocity--Financial Information" in the Offer to Purchase is hereby amended and restated as follows:

                              TRAVELOCITY.COM INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth summary historical consolidated financial data for Travelocity as of and for each of the years ended December 31, 2001 and 2000.

    This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Travelocity's Annual Report on Form 10-K for the year ended December 31, 2001, including the notes thereto (the "Travelocity Form 10-K"). More comprehensive financial information is included in the Travelocity Form 10-K (including management's discussion and analysis of financial condition and results of operations) and other documents filed by Travelocity with the SEC, and the following summary is qualified in its entirety by reference to the Travelocity Form 10-K and such other documents and all of the financial information and notes contained therein. Copies of the Travelocity Form 10-K and such other documents may be examined at or obtained from the SEC in the manner set forth in Section 7, "The Amended Offer--Certain Information Concerning Travelocity--Available Information" in the Offer to Purchase. These documents are hereby incorporated by reference herein.

                                                                 FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
                                                               (THOUSANDS OF DOLLARS,
                                                              EXCEPT PER SHARE AMOUNTS
                                                                     AND RATIOS)
Income Statement Data
  Total revenues............................................   $ 301,770     $ 192,670
  Total operating costs and expenses........................     396,250       306,474
  Operating income (loss)...................................     (94,480)     (113,804)
  Net income (loss).........................................     (85,037)      (46,902)
Balance Sheet Data:
  Current assets............................................   $ 174,312     $ 109,506
  Non-current assets........................................     143,620       218,462
  Current liabilities.......................................      44,093        17,653
  Non-current liabilities...................................      22,514         4,027
  Total stockholders' equity................................     251,325       306,288
  Cash dividends declared per common share..................   $       0     $       0
Average shares of common stock outstanding..................      19,715        21,647

    Travelocity historically has not reported a ratio of earnings to fixed charges.

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data for Travelocity. Basic and diluted earnings per common share and book value per share is presented for each of the years ended December 31, 2001 and 2000.

                                                              FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Basic and diluted net income (loss) per share...............  $ (4.31)   $ (2.17)
Book value per share........................................  $ 12.75    $ 14.15

    Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders' equity by the weighted average number of shares of common stock outstanding.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       TRAVELOCITY HOLDINGS SUB INC.

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title: Corporate Secretary

                                                       SABRE HOLDINGS CORPORATION

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title: Corporate Secretary

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